

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



Report to Foreign Issuer

Pursuant to Rule 13a-16 pr 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2002

Origin Energy Limited
(Translation of registrant's name into English)

Level 39
AMP Centre
50 Bridge Street
SYDNEY NSW 2000
(Address of principal executive offices)

Indicative by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ...X......... Form 40-F ....

Indicative by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No...X.........

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82................



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	27 March 2002
From	Bill Hundy	Pages	7
Subject	**APPENDIX 3Y NOTICES**		

Please find attached Appendix 3Y - Change of Director's Interest Notices for:

- T Bourne
- H K McCann
- J R Williams

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2000

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	H Kevin McCann
Date of last notice	2 January 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Shares held in the name H K McCann
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares held in: • Cottesloe Pty Ltd • H J McCann Investments Pty Ltd • D M McCann As advised in Appendix 3X dated 2 January 2002
Date of change	22 March 2002
No. of securities held prior to change	H K McCann – 1,524 Cottesloe Pty Ltd – 49,411 H J McCann Investments Pty Ltd – 117,816 D M McCann – 30,000
Class	Ordinary
Number acquired	H K McCann – 11 Cottesloe Pty Ltd – 214 H J McCann Investments Pty Ltd – 756 D M McCann – 198
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.04006

+ See chapter 19 for defined terms.

No. of securities held after change	H K McCann – 1,535 Cottesloe Pty Ltd – 49,625 H J McCann Investments Pty Ltd – 118,572 D M McCann – 30,198
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	James Roland Williams
Date of last notice	2 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct interest in Origin Energy Limited shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	22 March 2002
No. of securities held prior to change	16,706
Class	Ordinary
Number acquired	110
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.04006
No. of securities held after change	16,816
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	ORIGIN ENERGY LIMITED
ABN	30 000 051 696

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Trevor Bourne
Date of last notice	2 January 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct interest in Origin Energy Limited shares
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	-
Date of change	22 March 2002
No. of securities held prior to change	16,198
Class	Ordinary
Number acquired	108
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$3.04006
No. of securities held after change	16,306
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 26/03/2002

TIME: 15:13:10

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B-Exercise of options under the SeniorExecOptPlan



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	26 March 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of Options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	140,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	25 March 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	646,577,069	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,380,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________ Date: 26 March 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.



ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 25/03/2002

TIME: 15:17:54

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Victorian Pipeline Licence Clears Way for Sea Gas Project



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	25 March 2002
From	Bill Hundy	Pages	2
Subject	**SEA Gas Project**		

Attached herewith is a release by Origin Energy on behalf of the SEA Gas joint venture, a joint venture between Origin Energy and Australian National Power.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au


SOUTH EAST AUSTRALIA
SEA gas

MEDIA RELEASE
March 25, 2002

VICTORIAN PIPELINE LICENCE CLEARS THE WAY FOR SEA GAS PROJECT

Construction of the $300 million SEA Gas pipeline project to bring gas from Victoria to Adelaide is on track to start mid-year following the granting of a Pipeline Permit by the Victorian Government.

The Permit is the last major step in the regulatory process governing the go-ahead for the planned 680-kilometre pipeline and clears the way for financial close on the project.

The proponents of the SEA Gas project – joint venture partners Origin Energy and Australian National Power – already have permission to build the South Australian section of the pipeline, having secured a SA Pipeline Licence in early February.

Granting of the Pipeline Permit by the Victorian Minister for Energy, Ms Candy Broad follows a comprehensive six-month study involving State Government agencies, local councils, environmental and indigenous groups and land holders along the proposed pipeline route and the public exhibition of an Environment Effects Report last year.

SEA Gas Directors Mr Andrew Stock and Dr Ed Metcalfe said the project would meet the need in SA and Victoria for a new independent source of energy.

The open access, 360mm diameter, 15MPa pipeline will allow Origin Energy, Australian National Power and other interested parties to ship up to 70 petajoules a year – lifting the inward capacity for gas into Adelaide by more than 80 per cent.

Benefits of the SEA Gas pipeline will include:

- Alleviating gas supply security issues in South Australia and Victoria
- Creating direct regional benefits of more than $40 million along the construction corridor and up to $1 billion in future off-shore gas developments in Victoria
- Promoting development of the Minerva and Yolla gas fields
- Creating new markets for Otway Basin gas discoveries, particularly the new Thylacine and Geographe gas fields
- Contributing to Australia's ability to meet its Greenhouse gas emission commitments.

The first gas is expected to be delivered by the SEA Gas pipeline in October, 2003.

FURTHER INFORMATION CONTACT:

Jim Kouts, Corporate Affairs Manager, Australian National Power on 0417 866 474
Andrew Stock, Executive General Manager, Cogeneration, Origin Energy on 08 8217 5818



Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2002

TIME: 18:10:45

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Share Sale Facility & Half Yearly Report to Shareholders



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	21 March 2002
From	Bill Hundy	Pages	11
Subject	**SHARE SALE FACILITY AND HALF YEARLY REPORT**		

In accordance with Listing Rule 3.17 please find attached correspondence that has been sent to all Origin Energy shareholders regarding the Share Sale Facility and Half Yearly Report.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000



21 March 2002

Dear Shareholder

Results for the Half Year Ended 31 December 2001

On 18 February 2002, the company announced its results for the half year ended 31 December 2001. Profit for the half year was $54.7 million which was a 10% increase over the prior corresponding period. The company's Half Yearly Report is enclosed.

A fully franked interim dividend of two cents per share has been declared. It is payable on 22 March 2002, with a record date of 7 March 2002. The Dividend Reinvestment Plan (DRP) will apply to this dividend with shares being issued under the DRP at market price.

Share Sale Facility

To assist shareholders who require higher cash returns, a Share Sale Facility has been arranged through UBS Warburg in order to enable small shareholders to realise returns on their investment in a simple and convenient way.

Shareholders with registered holdings of greater than an unmarketable parcel and less than 10,000 shares will be able to sell 5% of their holdings under the Share Sale Facility, free of brokerage at market price. Eligible shareholders will be able to participate by contacting the share registry on **1300 664 446** on or before 12 April 2002. Full details of the Share Sale Facility will be provided to shareholders that request it and all eligible shareholders that participated in the Share Buy-Back in 2001.

Shareholders who hold less than a marketable parcel (170 shares) may use the Share Sale Facility to sell their entire holding. Full details of the facility will be sent directly to those shareholders.

If you have any questions in respect of the Share Sale Facility please phone toll free **1300 664 446.**

Yours sincerely

H Kevin McCann
Chairman

21 March 2002

Dear Shareholder

Results for the Half Year Ended 31 December 2001

On 18 February 2002, the company announced its results for the half year ended 31 December 2001. Profit for the half year was $54.7 million which was a 10% increase over the prior corresponding period.

A fully franked interim dividend of two cents per share has been declared. It is payable on 22 March 2002, with a record date of 7 March 2002. The Dividend Reinvestment Plan (DRP) will apply to this dividend with shares being issued under the DRP at market price.

Share Sale Facility

To assist shareholders who require higher cash returns, a Share Sale Facility has been arranged through UBS Warburg in order to enable small shareholders to realise returns on their investment in a simple and convenient way.

Shareholders with registered holdings of greater than an unmarketable parcel and less than 10,000 shares will be able to sell 5% of their holdings under the Share Sale Facility, free of brokerage at market price. Eligible shareholders will be able to participate by contacting the share registry on **1300 664 446** on or before 12 April 2002. Full details of the Share Sale Facility will be provided to shareholders that request it and all eligible shareholders that participated in the Share Buy-Back in 2001.

Shareholders who hold less than a marketable parcel (170 shares) may use the Share Sale Facility to sell all of their holding. Full details of the facility will be sent directly to those shareholders.

If you have any questions in respect of the Share Sale Facility please phone toll free **1300 664 446.**

On line Reports

As part of our aim to continually improve shareholder services, shareholders may now access the Origin Energy Annual Report on line. Shareholders may also elect to receive notice of our announcements on line. To register to receive these notices shareholders should visit www.registrars.aprl.com.au or call the share registry on 1300 664 446.

Yours sincerely

H Kevin McCann
Chairman

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre, 50 Bridge Street Sydney NSW 2001
Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au



All Registry communications to:
C/- ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney, NSW, 2000
Locked Bag A14, Sydney South, NSW, 1232
Telephone: (02) 8280 7155
Toll free: 1300 664 446
Facsimile: (02) 9261 8489
ASX Code: ORG
Email: registrars@aprl.com.au
Website: www.registrars.aprl.com.au

ANNUAL REPORT ELECTION AND EMAIL NOTIFICATION SERVICE

Origin Energy publishes an Annual Report, as well as a Half Yearly Report to shareholders.

As part of our aim is to continually improve shareholder services, you are now able to access our reports on line. Internet-capable shareholders can elect to do away with hard copy documents altogether and instead ask us to notify you by email as soon as the reports are available on line at Origin Energy's web site www.originenergy.com.au.

The benefits to shareholders are in the potential cost savings and the faster delivery of information. Reducing the number of paper reports also helps the environment.

Of course if you are happy with your current choice you do not need to do anything, and unless you have specifically requested otherwise, you will continue to receive a hard copy of the Annual and Half Yearly Report.

We are also pleased to announce an additional service for internet-capable shareholders – email notification of major public announcements lodged with the Australian Stock Exchange. Simply elect to receive notification of these announcements and you will be informed when Origin Energy makes public announcements regarding the company and its business activities.

ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. This information must continue to be included in the public register if you cease to be a security holder. These statutory obligations are not altered by the Privacy Amendment (Private Sector) Act 2000. Information is collected to administer your security holding and if some or all of the information is not collected then it might not be possible to administer your security holding.

ELECTION REQUEST

PLEASE COMPLETE THIS FORM IN BLACK INK USING CAPITAL LETTERS. PHOTOCOPIES WILL NOT BE ACCEPTED.

Please indicate your choice by marking one of the boxes below, and mail it to the share registry in the envelope enclosed.

☐ Please do not send me an Annual Report.

☐ Please do not send me an Annual Report but advise me by email when it is available on line at the email address below. Please also notify me by email of major public announcements lodged by the company with the Australian Stock Exchange.

☐ Please do not send me an Annual Report but advise me by email when it is available on line at the email address below. DO NOT notify me by email of major public announcements lodged by the company with the Australian Stock Exchange.



EMAIL ADDRESS

Alternatively visit our share registry's website at www.registrars.aprl.com.au and, by entering your Shareholder Reference Number (SRN) or Holder Identification Number (HIN), your surname/company name postcode, you can directly access your shareholder records and change your own election on line. Please be assured that your email address will only be used for the purposes outlined above. If you do not return this form before the next report mailing, your previous election regarding Annual Reports will be retained.

Please note: All shareholders will continue to receive Proxy Forms and Notices of General Meetings by post.

Shareholding Enquiries
ASX Perpetual Registrars Limited
Locked Bag A14
Sydney South NSW 1232

Telephone 1300 664 446
e-mail registrars@aprl.com.au
Web site www.registrars.aprl.com.au

Other Enquiries
Company Secretary
Origin Energy Limited
GPO Box 5376
Sydney NSW 2001

Telephone (02) 9220 6400
e-mail investor.relations@originenergy.com.au
Web site www.originenergy.com.au



Half Yearly Report to Shareholders

For the half year ended
31 December 2001

Origin Energy Limited
ABN 30 000 051 696

Origin energy

delivering the goods

Origin energy

Half Year in Brief

- ***Revenue up 46% to $1237.5 million***
- ***EBITDA up 24% to $192.6 million***
- ***Profit after tax up 10% to $54.7 million***
- ***Increased capital expenditure of $138.4 million mainly funded growth projects***
- ***$197 million raised through Share Placement and Share Purchase Plan***
- ***Strong balance sheet with net debt to equity of 35%***
- ***Fully franked interim dividend of two cents per share payable on 22 March 2002***

Share Sale Facility
Shareholders with registered holdings of 10,000 shares or less will be entitled to participate in a Share Sale Facility. This will enable these shareholders to sell 5% of their holding free of brokerage at market price. Shareholders who participated in the share buy back in 2001 will directly receive details of the facility. Other shareholders with 10,000 shares or less can participate by contacting the share registry on 1300 664 446 on or before 12 April 2002.

Shareholders with unmarketable parcels (less than 170 shares) will be able to use the facility to sell the whole of their holding.

On line Annual Report
As part of our aim to continually improve shareholder services, shareholders may now access the Origin Energy annual report on line. The benefits to shareholders include cost savings and the faster delivery of information. Reducing the number of paper reports also helps the environment. Those shareholders who wish to take advantage of this service should contact the share registry on 1300 664 446 for more information or complete and mail the form enclosed.

Note: Except where otherwise stated, comparison figures quoted refer to the December 2001 half year against the December 2000 half year.

Dear Shareholders

Origin Energy (Origin) achieved a profit after tax (PAT) of $54.7 million for the six months ended 31 December 2001, a 10.4% increase on the profit in the previous corresponding period.

Origin's earnings before interest, tax, depreciation and amortisation (EBITDA) were up 24.1% to $192.6 million. This result reflects a significant increase in contribution from Retail and Trading, which more than offset small reductions in Upstream and Generation earnings.

Total revenue increased by 45.5% to $1,237 million primarily on the back of increased sales revenue in the Retail business.

The main factors contributing to the result were:

- a strong contribution from the electricity retail business in Victoria following the acquisition of the Powercor retail business in June 2001;
- a significant improvement in the performance of the LPG business due mainly to lower supply costs resulting from a reduction in world oil prices;
- reduced contribution from oil production due to reductions in volumes produced and lower realised prices reflecting lower world oil prices;
- reduced contribution from merchant generation operations as a result of lower prices compared to the previous corresponding period; and
- increased interest costs reflecting additional borrowings used to fund the company's development and acquisition program.

Tax expense increased from $20.6 million to $25.8 million primarily reflecting the non-deductibility of amortisation of electricity licences and contracts acquired from Powercor.

Earnings per share on the expanded capital of the company for the December 2001 half was steady at 8.7 cents.

Funding and Capital Management

The company's balance sheet remains strong with a net debt to equity ratio of 35% as at 31 December 2001. This compares with 55% as at 30 June 2001. The company undertook capital raisings of $123 million by a private placement in July 2001 and $74 million through a share purchase plan in September 2001. These funds were used to fund the company's developments and reduce debt. Consequently gearing has improved and borrowings have reduced from $743 million at 30 June 2001 to $567 million at 31 December 2001. Interest cover remains robust at 4.7 times.

Capital expenditure during the six-month period of $138.4 million was nearly double the previous corresponding period. This was due to higher expenditure in greenfields exploration (including drilling of two offshore wells in the Otway Basin and several onshore wells in the Otway and Perth Basins), construction of the Quarantine Power Station and expenditure on retail systems in readiness for Full Retail Contestability (FRC).

Origin has established a debt issuance program that will enable it to issue medium-term notes and commercial paper using its recently acquired A-2 (long-term) and BBB+ (short-term) credit rating by Standard & Poor's. The facility will enable the company to refinance its existing borrowings to reduce interest costs. To date, $130 million has been raised under this facility.

Risk Management

The company continues to hedge a significant portion of its exposure to the oil price and the USD exchange rate. Currently, Origin has hedged 61% of its oil and condensate exposure over the six months to 30 June 2002 at prices above US$26 per barrel and 70% of its exposure to the USD at an average of less than US57 cents.

Origin undertakes energy contracting and trading activities as a natural part of optimising the value of its physical assets and business positions. During the half year, the Board undertook a thorough review of these activities. This included the implementation of rigorous short-term and long-term risk limits for the trading of electricity and natural gas, assessment of contracting and risk management strategies, and review of business reporting and accountability measures. The company is fully compliant with these policies and the Board will continue to review risk management strategies on a regular basis.

Returns to Shareholders

A fully franked interim dividend of two cents per share was declared payable on 22 March 2002 to shareholders in the company on 7 March 2002.

Origin's present policy is to only pay fully franked dividends. The availability of franking credits for the interim dividend is the result of a fully franked dividend being received from its subsidiary Oil Company of Australia Limited (OCA). The company expects to have limited franking credits available over the next two years.

To assist small shareholders, particularly those who participated in last year's share buy-back, Origin is implementing a sale facility to enable those shareholders to realise additional returns on their investment. These shareholders will be able to sell 5% of their holdings free of brokerage. The facility will also allow shareholders with unmarketable parcels to sell their total holdings free of brokerage. Details of the facility can be found on page 2.

Decisions on future returns to shareholders, including the company's dividend policy, will be reviewed on an ongoing basis.

An additional 1,653,355 shares were issued during the period in relation to the company's Dividend Reinvestment Plan. As a result of a private placement, 44.2 million shares were issued, and 26.5 million shares were issued to shareholders under a Share Purchase Plan. As at 31 December 2001, Origin had 646,312,069 shares on issue.

Outlook

The main factors influencing earnings during the June 2002 half year will include:

- reduced contributions from oil production reflecting the sale of the Bodalla assets and the prospect of lower oil prices compared to the previous period;
- increased contributions from energy retailing reflecting tariff increases implemented for electricity and gas sales in Victoria; and
- increased contributions from Generation as the Quarantine Power Station is now in operation.

Earnings are also sensitive to weather with mild summer weather potentially reducing earnings from Generation while unseasonable winter weather will affect Retail earnings.

Based on performance in the December half year and taking the above factors into consideration, Origin expects earnings for the full year to comfortably exceed last year's results.

Looking further ahead, progress on various projects and initiatives being undertaken by the company provide significant potential for continued growth. The company's strong cash flow and low gearing ensure Origin is well placed to fund that growth.

H Kevin McCann
Chairman

Grant King
Managing Director

Operations Review

Exploration and Production

	Dec 01 $m	Dec 00 $m	% Change
EBITDA	102.8	105.9	-2.9
EBIT	58.1	65.0	-10.7
Sales Volumes (Pje)	45.9	44.5	3.0

Lower earnings reflected lower average oil prices and reduced oil production.

Sales of crude oil fell by 11% as a result of declining production in the Cooper and Eromanga Basins. This was partially offset by increased sales of natural gas and condensate. Insurance proceeds from the claim for disruption to the liquids handling plant at Moomba in mid 2001 have been included in the result for the half year.

Although oil prices fell significantly during September, the impact was mitigated by Origin's policy of hedging oil sales. Consequently, the average oil price achieved was down only 6.7% to $42.44 per barrel compared to $45.51 in the corresponding period in 2000.

Capital expenditure for the six-month period was up $17 million to $74.9 million. This included expenditure on plant and equipment and participation in 67 development, appraisal and exploration wells. Of these wells, 79% were subsequently cased and suspended for future production.

In February 2002, the company's 85% owned subsidiary, OCA, bought major interests in the Fairview and Durham Coal Seam Gas (CSG) projects and exploration over the Walloon Coal Measures in the Surat Basin in Central Queensland. Acquired for $49.2 million, the combined sites of the CSG project will be a significant new gas resource for Queensland.

Other significant developments during the half year include:

BassGas Project In July, gas sales agreements were signed with two parties to the joint venture for Origin to purchase their share of the Yolla gas production.

Approval was obtained from the Victorian and Commonwealth Governments for the Environmental Effects and Environmental Impact Statements to be put on public exhibition. The successful tenderer will be appointed in the first quarter of 2002.

A further 7% interest in the Yolla field was acquired from AWE Petroleum lifting Origin's interest to 37.5%.

Offshore Otway Basin Appraisal well, Thylacine 2, was successfully drilled with gas flowing at 28 million cubic feet a day. Incoming operator Woodside is conducting a comprehensive feasibility study into the development of the Geographe and Thylacine gas fields.

Eromanga Basin An agreement was reached between OCA and Beach Petroleum NL for the sale of oil interests in the Bodalla and Naccowlah assets for a consideration of $16.5 million.

Bowen/Surat Basin In line with the company's environmental commitment, the Yellowbank Flare Project in the Denison Trough was commissioned in November as a valid emissions reduction (VER) project. The facility is Origin's first Greenhouse abatement project and is expected to save 700,000 tonnes of greenhouse gas emissions over four years.

Onshore Perth Basin A new oil field was discovered at Hovea which flowed oil at 950 bpd and gas at 0.1 million cubic feet a day from an initial drill stem test, and gas was discovered at Beharra Springs North 1, which flowed gas at 30 million cubic feet a day on test.

Offshore Perth Basin Origin entered into a farm-in with Dana Petroleum plc and Black Rock Petroleum in January to earn 30% equity and assume operatorship of the highly prospective WA 226P permit in the new offshore Northern Perth Basin oil province.

Retail and Trading

	Dec 01 $m	Dec 00 $m	% Change
EBITDA	72.5	29.7	144.3
EBIT	41.3	10.2	303.8

Retail and Trading reported a significantly improved performance driven by the successful integration of the electricity retail business recently acquired from Powercor.

Earnings were up despite an increase in operating expenditure due mostly to costs associated with the new electricity customers.

Electricity The electricity retail business contributed an incremental $46.4 million in gross margin compared to last year from a volume of 2,767 GWh.

In addition to retail sales, the large trading positions acquired with the Powercor business have performed better than original expectations.

Looking forward, the Victorian Government approved a 13.5% electricity tariff increase for standing offer prices effective from 13 January 2002. Government subsidies will offset this increase resulting in a net price increase to customers of 4%. This will result in an annualised revenue increase of $75 million.

Natural Gas Natural gas sales volumes were relatively flat reflecting similar year on year weather conditions, particularly in Victoria where the degree days remained 9% below the long term average.

Sales to existing large industrial customers increased with new contracts entered into with BP Refinery Bulwer Island, Queensland Magnesium, Anaconda Nickel and Adelaide Brighton Cement. These sales, together with additional sales to the Mobil Oil Refinery in Adelaide under an existing contract, have contributed additional gross margin with no corresponding increase in operating expenditures.

An average 2.5% increase in Victorian gas tariffs was implemented from January 2002 which should provide annualised revenue increases of up to $15 million.

During the period, regulators in South Australia and Queensland delivered finalised access arrangements covering networks in those States. Origin will now seek tariff reviews in these States based on the new underlying costs.

LPG The profitability of the LPG business improved despite a reduction in sales volumes. Lower international contract prices for LPG resulted in an improved EBITDA. Autogas demand was low, as LPG/petrol price differentials remained narrow. Domestic and commercial volumes remained relatively static. Although revenues were reduced by the reduction in volumes, this was more than offset by favourable movements in LPG costs and stronger price discipline.

Other initiatives and highlights include:

- acquisition of Victoria's leading retailer of gas appliances, Gasmart, for $7.5 million in November 2001; and
- greater than forecast output from Codrington Wind Farm. With 100% of the output contracted by Origin, the company is in a sound position to meet its obligations under the Federal Government's Renewable Energy legislation and establish a leadership position in environmental energy products.

The major challenge for the retail business is the introduction of Full Retail Contestability (FRC) which started with electricity competition in Victoria from January 2002. In preparation, Origin has reviewed all business processes required to comply with new regulations and codes, developed its competitive strategy, delivered system capability to provide sales and marketing support and is implementing brand and communication programs.

As a result, the company is well placed to compete in the new FRC environment. Expenditure to half year end on systems to facilitate FRC has been $47 million with a further $57 million expected by June 2002.

Generation

	Dec 01 $m	Dec 00 $m	% Change
EBITDA	10.6	12.6	-16.5
EBIT	2.6	8.9	-70.3
Total Sales (MWh)	926,584	764,610	21.2

The Generation division reported lower earnings due to adverse trading conditions for its merchant power plants.

The result was primarily due to lower prices in Queensland and South Australia following the commissioning of major new base load capacity in both States. South Australia also experienced the mildest start to summer since 1969. The average price in South Australia was 52% less than the prior corresponding half year. Largely as a result of these lower prices, merchant output was 22% lower than the previous corresponding period.

The reduction in volume from the merchant plants was more than offset by increased production by contract plants. The Bulwer Island and Worsley plants made a full six-month contribution. Production from the Osborne plant was lower due to a major scheduled maintenance shutdown. At Bulwer Island, the plant's Cyclone gas turbines suffered a number of failures. Turbine providers, Alstom, are providing a rectification plan to allow the facility to achieve design output and availability.

Significant developments during the half year include:

- the 95MW Quarantine Power Station in South Australia, which was commissioned in December 2001, ahead of schedule and under budget.
- a contract signed in July to purchase Fletcher Challenge South West Cogeneration Pty Ltd, which owns a 50% interest in the 120MW South West Cogeneration Project in Western Australia. The contract will be finalised in first quarter calendar 2002. A contribution of $3.1 million from the project has been included in Generation's EBIT.
- the South Australian Government granting a licence for the SEA Gas pipeline in February 2002. The project is on schedule to deliver gas from Victoria to South Australia in the third quarter of calendar 2003.

Networks

	Dec 01 $m	Dec 00 $m	% Change
EBITDA	12.3	11.3	9.2%
EBIT	11.0	10.3	6.7%

An increase in management fees from 2.5% to 3% contributed to an improved result for the networks business.

Earnings from management fees were $5.6 million, while Origin's equity interest in Envestra delivered distributions of $6.7 million.

During the period, regulators in South Australia and Queensland delivered final determinations for access arrangements covering Envestra's distribution networks in these States. This has significantly reduced the regulatory uncertainty associated with Envestra's earnings and has led to a significant appreciation in Envestra's share price.

Operating cash flow decreased $7.7 million, reflecting payments received for capital projects completed for Envestra in 1999/2000.

Gas delivered for Envestra increased by 1%, a result that was again constrained by unseasonably warm winter weather in Victoria and South Australia.

During the six-month period, 10,400 new customers were connected to networks operated and maintained by Origin.

Overall, 136 kilometres of new mains were laid, an increase of 40%, predominantly from higher subdivision activity.

Corporate

Corporate costs increased from $6 million to $7.5 million. This reflected the inclusion of a provision of $1.6 million raised pending the completion of the South West Cogeneration Project acquisition.

Safety

The lost time injury frequency rate (LTIFR) at 31 December 2001 was 3.7, significantly down from 6.7 for the previous corresponding period, and down from 4.9 at 30 June 2001. This remains above the company's short-term target of 3.5.

Statement of Financial Performance

$'000 For the half year ended	CONSOLIDATED Dec 01	 Dec 00
Sales revenue	1,222,755	831,791
Share of net profit of associates and joint venture entities	3,543	2,392
	1,226,298	834,183
Other revenue	14,713	18,925
Total revenue	1,241,011	853,108
EBITDA	192,643	155,173
Depreciation and amortisation	87,141	66,716
EBIT	105,502	88,457
Net interest expense	22,502	15,628
Profit from ordinary activities before tax	83,000	72,829
Income tax on ordinary activities	25,776	20,632
Profit from ordinary activities after tax	57,224	52,197
Net profit attributable to outside equity interests	2,562	2,669
Net profit for the period attributable to members	54,662	49,528

Statement of Financial Position

$'000 As at the end of	CONSOLIDATED Dec 01	 June 01
Current assets		
Cash assets	21,155	15,910
Receivables	388,347	480,242
Investments and other financial assets	681	-
Inventories	48,065	39,680
Other	63,824	49,016
Total current assets	522,072	584,848
Non-current assets		
Receivables	32,792	36,137
Investments (equity accounted)	50,132	49,985
Other investments and other financial assets	201,153	208,245
Exploration and evaluation expenditure capitalised	84,828	63,688
Development properties	3,850	193
Other property, plant and equipment (net)	1,123,259	1,009,452
Intangibles (net)	696,699	705,002
Deferred tax assets	150,490	161,872
Other	8,507	9,404
Total non-current assets	2,351,710	2,243,978
Total assets	2,873,782	2,828,826
Current liabilities		
Payables	351,555	338,321
Interest bearing liabilities	47,041	223,049
Current tax liabilities	7,637	13,513
Provisions	81,526	93,594
Total current liabilities	487,759	668,477
Non-current liabilities		
Payables	28,188	40,221
Interest bearing liabilities	520,000	520,034
Deferred tax liabilities	183,084	183,010
Provisions	85,330	88,712
Total non-current liabilities	816,602	831,977
Total liabilities	1,304,361	1,500,454
Net assets	1,569,421	1,328,372
Equity		
Capital/contributed equity	381,366	178,457
Reserves	114,569	115,269
Retained profits	1,039,169	999,223
Equity attributable to members of the parent entity	1,535,104	1,292,949
Outside equity interest in controlled entities	34,317	35,423
Total equity	1,569,421	1,328,372

Statement of Cash Flows

$'000 For the half year ended	CONSOLIDATED Dec 01	 Dec 00
Cash flows related to operating activities		
Receipts from customers	1,390,105	845,322
Payments to suppliers and employees	(1,202,063)	(694,978)
Dividends/distributions received from associates and joint venture entities	4,000	1,221
Other dividends received	409	394
Interest and other items of similar nature received	817	1,341
Interest and other costs of finance paid	(23,182)	(17,478)
Income taxes paid	(14,128)	(3,248)
Other (subvention payments)	(10,000)	(11,000)
Net operating cash flows	145,958	121,574
Cash flows related to investing activities		
Payment for purchases of property, plant and equipment	(72,573)	(35,990)
Proceeds from sale of property, plant and equipment	692	10,506
Payment for purchase of controlled entities	(7,651)	-
Payment for purchases of equity investments	(700)	(4,550)
Other (payment for exploration and development)	(59,253)	(34,335)
Net investing cash flows	(139,485)	(64,369)
Cash flows related to financing activities		
Proceeds from issues of securities (shares, options, etc)	197,892	-
Proceeds from borrowings	-	7,884
Repayment of borrowings	(176,040)	(38,384)
Dividends paid	(22,653)	(23,219)
Net financing cash flows	(801)	(53,719)
Net increase in cash held	5,672	3,486
Cash at beginning of period	15,910	99
Exchange rate adjustments	(427)	(360)
Cash at end of period	21,155	3,225


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4 , 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 21/03/2002

TIME: 18:16:59

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Exercise of Options



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	21 March 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of Options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	55,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	20,000 - 18 March 2002 20,000 - 19 March 2002 15,000 - 20 March 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	646,437,069	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,520,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

48

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 21 March 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 18/03/2002

TIME: 12:07:58

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Appendix 3B - Senior Executive Option Plan



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	18 March 2002
From	Bill Hundy	Pages	8
Subject	**APPENDIX 3B NOTICE**		

Please find attached an Appendix 3B regarding the exercise of Options under the Origin Energy Senior Executive Option Plan.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,000
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$1.66
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 March 2002

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	646,382,069	Ordinary

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	11,575,300	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A
12	Is the issue renounceable or non-renounceable?	N/A
13	Ratio in which the +securities will be offered	N/A
14	+Class of +securities to which the offer relates	N/A
15	+Record date to determine entitlements	N/A
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A
17	Policy for deciding entitlements in relation to fractions	N/A
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	N/A
19	Closing date for receipt of acceptances or renunciations	N/A

+ See chapter 19 for defined terms.

20	Names of any underwriters	N/A
21	Amount of any underwriting fee or commission	N/A
22	Names of any brokers to the issue	N/A
23	Fee or commission payable to the broker to the issue	N/A
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A
25	If the issue is contingent on +security holders' approval, the date of the meeting	N/A
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A
28	Date rights trading will begin (if applicable)	N/A
29	Date rights trading will end (if applicable)	N/A
30	How do +security holders sell their entitlements *in full* through a broker?	N/A
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	N/A

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A
33	+Despatch date	N/A

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☒ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ______________________________ Date: 18 March 2002
Company Secretary

Print name: William M Hundy

+ See chapter 19 for defined terms.


ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 4, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 2 9227 0334
Facsimile 61 2 9227 0339
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

FACSIMILE
Department: COMPANY ANNOUNCEMENTS OFFICE

DATE: 01/03/2002

TIME: 13:30:46

TO: ORIGIN ENERGY LIMITED

FAX NO: 02-9235-1661

FROM: AUSTRALIAN STOCK EXCHANGE LIMITED
COMPANY ANNOUNCEMENTS OFFICE

PAGES: 1

SUBJECT: CONFIRMATION OF RECEIPT AND RELEASE OF ANNOUNCEMENT

MESSAGE:

We confirm the receipt and release to the market of an announcement regarding:

Queensland natural gas prices to increase from March 2002



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	1 March 2002
From	Bill Hundy	Pages	2
Subject	**MEDIA RELEASE**		

For your information I attach a copy of a Media Release regarding an increase in Queensland Natural Gas prices from March 2002.

Regards

Bill Hundy
Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au

Origin Energy Limited ACN 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au



Media Release

1 March 2002

Queensland natural gas prices to increase from March 2002

Origin Energy today confirmed that retail natural gas prices in its Queensland franchise areas would increase from 1 March 2002.

Maximum gas tariffs for Queensland residential and business customers will increase by 6.7% as part of a recovery of cost increases to supply natural gas in the State.

Origin Energy's Executive General Manager Retail, Peter Vines said "this increase in maximum tariffs is the first increase for business customers and the second increase for domestic customers since 1993. Revenue from natural gas sales to these customers is approximately $50 million per year."

The gas price rise will equate to approximately 30 cents per week for the average residential customer.

For further information on this media release, please contact:

Tony Wood
General Manager Public & Government Affairs
Ph (03) 9652 5506
Mobile 0419 642 098

Yvette Reade
Manager Public Relations
Ph (08) 8217 5376
Mobile 0419 043 042

Origin Energy Limited ABN 30 000 051 696 • Level 39, AMP Centre , 50 Bridge Street Sydney NSW 2000
GPO Box 5376, Sydney NSW 2001 • Telephone (02) 9220 6400 • Facsimile (02) 9235 1661 • www.originenergy.com.au

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIGIN ENERGY LIMITED
(Registrant)

Dated April 8, 2002 by William M. Hundy, Secretary

(Signature)